[SIZELER LETTERHEAD]

October 5, 2006

VIA EDGAR, FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen Pinkerton, Esq.

  Amanda McManus, Esq.

Re:	Sizeler Property Investors, Inc.

  File No.: 001-09349

Ladies and Gentlemen:

This letter is submitted by Sizeler Property Investors, Inc. (“Sizeler”) in response to the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letters from Owen Pinkerton dated September 12, 2006, September 21, 2006 and October 4, 2006 to Thomas A. Masilla, Jr., Sizeler’s President and Chief Operating Officer. In response to the Staff’s request, Sizeler hereby acknowledges that in connection with the filing of its definitive proxy statement (the “Definitive Proxy Statement”):

•	it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the Definitive Proxy Statement; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

Sincerely,

/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr.,
President and Chief Operating Officer